Exhibit 99.1

Arbe Announces Q2 2023 Financial Results

TEL AVIV, Israel, Aug. 9, 2023 -- Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in perception radar solutions, today announced financial results for its second quarter ended June 30, 2023.

Key Q2 and Recent Company Highlights:

●	Weifu High-Technology Group placed an $11.6 million preliminary order for radar chipsets which will enable Arbe to meet Weifu’s estimated requirements for 2024, for customers across China. Additionally, Weifu placed a $1 million order for professional services including engineering services, setup of a testing lab, and advanced support from Arbe.

●	Arbe’s chipset is in final stages of selection with 11 premium leading OEMs across Europe and China for level 2++ / level 3 programs.

●	Arbe Tier 1s maintained the momentum, submitting Arbe’s chipset in requests for proposal (RFPs) and requests for quotation (RFQs) to leading car manufacturers aiming to adopt next generation radar technology for enhancing safety and autonomy in their next-generation platforms.

●	Arbe successfully raised $23 million with Special Situations Funds, a family of funds focused primarily on growth oriented small public companies with a concentration on the technology and life sciences industries. Existing investors, including two affiliates of Arbe’s directors also joined this round.

●	Product development is progressing on schedule towards production.

“During the second quarter, we made significant advancements towards our production goals for 2023 and we remain on track to add four customer wins by the end of the year,” said Kobi Marenko, Chief Executive Officer.

“We are pleased that Special Situations Funds, together with current investors, chose to invest $23 million in our company’s future. We intend to use the proceeds from the financing to further enhance our penetration in the Chinese automotive market, expedite our R&D efforts, increase our chipset line capacity, capitalize on recently proposed safety regulations and strengthen our balance sheet,” concluded Marenko.

Second Quarter 2023 Financial Highlights

Revenues for Q2 2023 were $0.3 million, a decrease from $1.2 million in Q2 2022. Revenue was in line with expectations given Arbe’s decision to shift focus to chips for production. Backlog as of August 9th is $1.5 million.

Gross margin for Q2 2023 was negative 1%, compared to 72.7% positive gross margin in Q2 2022, as a result of our reduced quarterly revenue, as we transition to mass production.

Operating expenses in Q2 2023 were $12.6 million, compared to $13.0 million in Q2 2022. The decrease was primarily in Research and Development, from $9.5 million in Q2 2022 to $9.1 million in Q2 2023 and a decrease in General and Administrative expenses, from $2.3 million in Q2 2022 to $2.0 million in Q2 2023. The decrease was primarily related to a reduction in subcontractor expenses, favorable exchange rate, as well as reduction in D&O insurance cost, partially offset by an increase in our share-based compensation costs related to a recent employee grant and to a lesser extent an increase in fund raising costs.

Sales and Marketing expenses increased from $1.2 million in Q2 2022 to $1.5 million in Q2 2023. Excluding share-based compensation, sales and marketing level unchanged. As a result, our operating loss in Q2 2023 was $12.6 million compared to $12.1 million in Q2 2022.

Net loss in the second quarter of 2023 increased to $12.6 million, compared to a net loss of $11.6 million in the second quarter of 2022. Net loss in Q2 2023 included $0.03 million of financial expenses, mainly related to exchange rates revaluations offset by income of interest from deposits and to warrant revaluations. Net loss in Q2 2022 reflected financial income of $0.5 million, mainly related to warrant revaluations.

Adjusted EBITDA, a non-GAAP measurement which excludes financial expense/income and expenses for non-cash share-based compensation and for non-recurring expenses, for Q2 2023, yielded a loss of $8.4 million, compared to a loss of $9.5 million in the second quarter of 2022.

Balance Sheet & Liquidity

As of June 30, 2023, Arbe had $31.6 million in cash and cash equivalents and $25.6 million in short term bank deposits with no debt.

Outlook

Management reiterated the full year outlook for the period ending December 31, 2023. Based on current estimates:

●	Our goal for 2023 is to achieve 4 design-ins with automakers.

●	Revenues are expected to be in the range of $5 to $7 million.

●	Revenues will be heavily weighted towards the end of the year as Arbe expects to start shipping production chips.

●	Adjusted EBITDA is projected to be in the range of ($32 million) and ($35 million).

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via:

U.S. Toll Free: (833) 316-0562
International: (412) 317-5736
Israel Toll Free: (80) 921-2373

A telephonic replay of the conference call will be available until Aug. 23, 2023, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529
International: (412) 317-0088
Access ID: 4917417

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in Perception Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, delivery robots, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release and any statements made at the conference call and webcast referred to in this press release, contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in the press release and the financial information include as an exhibit to the press release are based on Arbe’s preliminary financial statements, which are subject to review by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such review. The non-GAAP financial information provides information that is different from the Company’s financial statements, which are prepared in accordance with GAAP. These risks and uncertainties include, but are not limited to (i) the extent of binding purchase orders from the preliminary orders made by Weifu; (ii) our ability to obtain design-ins during 2023; (iii) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (iv) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers’ quality standards and delivery requirements; (v) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (vi) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vii) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (viii) the development of safe autonomous vehicles that include Arbe’s radar systems; (ixi) Arbe’s expectation that it will obtain orders from Tier 1 suppliers and automakers that would build the radars based on its Chipset solution; (x) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and automakers with the ability to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xi) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xii) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiii) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xiv) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xv) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in Arbe’s field of activity; (xvi) changes or inaccuracies in market projections; and (xvii) the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects” and Item 3. Key Information –Risk Factors” in Amendment No. 1 to Arbe’s Annual Report on Form 20-F/A for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on May 9, 2023, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, Arbe’s website or any other website is expressly not incorporated by reference into and is not a part of this Form 6-K.

Miri Segal

MS-IR, 917-607-8654

msegal@ms-ir.com

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2023		December 31, 2022
	(Unaudited)		(Unaudited)
Current Assets:
Cash and cash equivalents	31,586		54,171
Restricted cash	131		144
Short term Bank deposits	25,602		400
Trade receivable	2,040		2,202
Prepaid expenses and other receivables	1,335		1,839
Total current assets	60,694		58,756

Non-Current Assets
Operating lease right-of-use assets	362		465
Property and equipment, net	1,484		1,609
Total non-current assets	1,846		2,074

Total assets	62,540		60,830

Current liabilities:
Trade payables	992		1,244
Operating lease liabilities	234		364
Employees and payroll accruals	2,311		2,861
Deferred revenues	351		351
Accrued expenses and other payables	1,903		5,609
Total current liabilities	5,791		10,429

Long term liabilities
Operating lease liabilities	44		17
Warrant liabilities	1,393		1,631
Total long-term liabilities	1,437		1,648

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	237,970		208,893
Accumulated deficit	(182,658)		(160,140)
Total shareholders’ equity	55,312		48,753

Total liabilities and shareholders’ equity	62,540		60,830

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	289	1,236	644	2,112
Cost of revenues	292	337	608	721
Gross Profit	(3)	899	36	1,391

Operating Expenses:
Research and development, net	9,091	9,534	17,215	17,337
Sales and marketing	1,478	1,177	2,402	2,360
General and administrative	2,014	2,273	3,644	4,418
Total operating expenses	12,583	12,984	23,261	24,115
Operating loss	(12,586)	(12,085)	(23,225)	(22,724)

Financial expenses (income), net	25	(492)	(707)	(3,274)

Net loss	(12,611)	(11,593)	(22,518)	(19,450)

Basic net loss per ordinary share	(0.19)	(0.18)	(0.34)	(0.31)

Weighted-average number of shares used in computing basic net loss per ordinary share	67,762,711	63,286,563	66,225,739	63,390,139

Diluted net loss per ordinary share	(0.23)	(0.18)	(0.39)	(0.31)

Weighted-average number of shares used in computing diluted net loss per ordinary share	56,450,209	63,286,563	58,419,059	63,390,139

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(12,611)	(11,593)	(22,518)	(19,450)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	139	111	276	217
Stock-based compensation	3,713	2,348	5,721	4,207
Warrants to service providers	157	96	254	96
Revaluation of warrants and accretion	(369)	(2,014)	(238)	(5,149)

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	48	(367)	162	(832)
Decrease (increase) in prepaid expenses and other receivables	330	1,003	504	663
Operating lease ROU assets and liabilities, net	(8)	(59)	-	(75)
Increase (decrease) in trade payables	(1,116)	62	(284)	(605)
Increase (decrease) in employees and payroll accruals	43	(155)	(550)	217
Increase (decrease) in deferred revenue	-	(340)	-	(335)
Increase (decrease) in accrued expenses and other payables	(499)	339	(3,706)	(2,526)

Net cash used in operating activities	(10,173)	(10,569)	(20,379)	(23,572)

Cash flows from investing activities:
Change in bank deposits	(25,602)	-	(25,202)	(400)
Purchase of property and equipment	(87)	(283)	(119)	(526)
Net cash provided by investing activities	(25,689)	(283)	(25,321)	(926)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	22,496	-	22,496	-
Repayment of short-term loan	-	(5,217)	-	(5,217)
Proceeds from exercise of options	46	118	606	215

Net cash provided (used in) by financing activities	22,542	(5,099)	23,102	(5,002)

Effect of exchange rate fluctuations on cash and cash equivalent	(574)	(1,587)	(66)	(1,522)

Decrease in cash, cash equivalents and restricted cash	(12,746)	(14,364)	(22,532)	(27,978)
Cash, cash equivalents and restricted cash at the beginning of period	45,037	87,387	54,315	100,936

Cash, cash equivalents and restricted cash at the end of period	31,717	71,436	31,717	71,436

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
GAAP net loss attributable to ordinary shareholders	(12,611)	(11,593)	(22,518)	(19,450)

Add:
Stock-based compensation	3,713	2,348	5,721	4,207
Warrants to service providers	157	96	254	96
Revaluation of warrants and accretion	(369)	(2,014)	(238)	(5,149)
Non-recurring expenses	214	-	214	130

Non-GAAP net loss	(8,896)	(11,163)	(16,567)	(20,166)

Basic Non-GAAP net loss per ordinary share	(0.13)	(0.18)	(0.25)	(0.32)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	67,762,711	63,286,563	66,225,739	63,390,139

Diluted Non-GAAP net loss per ordinary share	(0.16)	(0.18)	(0.29)	(0.32)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	56,450,209	63,286,563	58,419,059	63,390,139

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
GAAP net loss attributable to ordinary shareholders	(12,611)	(11,593)	(22,518)	(19,450)

Add:
Financial expenses (income), net	25	(492)	(707)	(3,274)
Depreciation	139	111	276	217
Stock-based compensation	3,713	2,348	5,721	4,207
Warrants to service providers	157	96	254	96
Non-recurring expenses	214	-	214	130

Adjusted EBITDA	(8,363)	(9,530)	(16,760)	(18,074)